

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-Mail
Brian Baker
President
J.P. Morgan Chase Commercial Mortgage Securities Corp.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> **Re: J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5**
> **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6**
> **J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX**
> **Forms 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Forms 10-D**
> **Filed July 25, 2013**
> **File Nos. 333-165147-01, 333-165147-02 and 333-165147-03**

Dear Mr. Baker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Ex. 33.2, 33.3, 34.2, 34.3, 35.1 and 35.2 to Form 10-K, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX

1. Please explain to us why there are identical assessments of compliance (and related attestations) and servicer compliance statements with respect to Midland Loan Services. It is unclear what are the different roles played by Midland. We note that the exhibit table notes that Midland both acts as "special servicer" and "additional servicer."

Ex. 31 to Form 10-K, J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
Ex. 31 to Form 10-K, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6

2. We note that paragraph four of the certification omits an additional reference to the sub-servicer and is therefore not complete. Please file an amendment to the Form 10-Ks referenced in the heading that includes the entire periodic report and a new, corrected certification.

Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX

3. With a view to disclosure, please tell us why each of the Forms 10-D referenced above and the attached distribution report does not include the beginning and ending account balances for the transaction accounts disclosed in the prospectus supplement, including the Certificate Account and the Distribution Account, as well as the other transaction accounts which may be sub-accounts (e.g., the Interest Reserve Account, the Excess Interest Distribution Account, the Gain-on-Sale Reserve Account, the Upper-Tier REMIC Distribution Account, the Lower-Tier REMIC Distribution Account and with respect to J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX, the Class A-4FL/4FX Distribution Account). Refer to Item 1121(a)(6) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Beaning, Special Counsel, at (202) 551-6455 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Michael S. Gambro, Esq. (Via Email)